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TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467


03022144

CORPORATE - SECRETARIAL - FACSIMILE

The information contained in this facsimile message is ***legally privileged and confidential*** *and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: May 26, 2003 Time: 13:45 MDT

Number of Pages (including Cover) 2

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately

"TransCanada Granted Leave to Appeal NEB Decision"

Disposition of Original:
Sent by Courier
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dw 6/3



TransCanada
In business to deliver™

NewsRelease

TransCanada Granted Leave to Appeal NEB Decision

CALGARY, Alberta – May 26, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced that the Federal Court of Appeal has granted the company's wholly-owned subsidiary TransCanada PipeLines Limited leave to appeal the National Energy Board's (NEB) RH-R-1-2002 Decision issued February 20, 2003.

On March 21, 2003, TransCanada PipeLines Limited applied to the Federal Court of Appeal for leave to appeal the NEB Decision. In this Decision, the NEB dismissed TransCanada's September 2002 request for a Review and Variance of the NEB's June 2002 RH-4-2001 Decision on the company's Fair Return application.

TransCanada is concerned with the effect of these NEB Decisions on TransCanada's ability to obtain a fair return on the company's investment in its Canadian Mainline natural gas transmission system. TransCanada based its leave application on two questions of law.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

[illegible] is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

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RECEPTION OK

TX/RX NO	8594
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	05/26 14:37
USAGE T	00'53
PGS.	2
RESULT	OK